Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

June 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Deborah O’Neal

Re:   Northern Institutional Funds (the “Trust”)

     File No. 811-03605

Dear Ms. O’Neal,

On behalf of the Trust, please find below the response to the Staff’s comments provided on May 21, 2024 with regard to Post-Effective Amendment No. 107 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Siebert Williams Shank Shares of the Treasury Instruments Portfolio (the “Portfolio”), which was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, on April 12, 2024. Each comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.	Comment. Please provide the completed fee table and cost example for the Portfolio.

Response. The completed fee table and cost example for the Portfolio are provided below:

Fee table:

Shareholder Fees (fees paid directly from your investment)
None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Siebert Williams Shank Shares
Management Fees	0.16%
Other Expenses(1)	0.06%
Transfer Agent Fees	0.02%
Service Fees	None
Other Operating Expenses	0.04%
Total Annual Portfolio Operating Expenses	0.22%
Expense Reimbursement(2)	(0.04)%
Total Annual Portfolio Operating Expenses After Expense Reimbursement	0.18%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

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(2)

Northern Trust Investments, Inc. (“NTI”) has contractually agreed to reimburse a portion of the operating expenses of the Portfolio so that after such reimbursement the Total Annual Fund Operating Expenses of the Portfolio (excluding (i) acquired fund fees and expenses; (ii) service fees; (iii) the compensation paid to each Independent Trustee of the Trust; (iv) expenses of third party consultants engaged by the Board of Trustees; (v) membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum; (vi) expenses in connection with the negotiation and renewal of the revolving credit facility; and (vii) extraordinary expenses and interest) do not exceed 0.18%. This contractual limitation may not be terminated before June 11, 2025, without the approval of the Board of Trustees.

Cost example:

	1 Year	3 Years
Siebert Williams Shank Shares	$18	$67

2.	Comment. Please confirm that there are no recoupment provisions in the Expense Reimbursement Agreement between the Trust, with respect to the Portfolio, and the Adviser.

Response. The Trust confirms that the Adviser is not entitled to collect on or make a claim for reimbursed expenses that are the subject of the current Expense Reimbursement Agreement between the Adviser and the Trust, on behalf of the Portfolio, at any time in the future for prior fiscal years.

3.	Comment. Please confirm that the Portfolio’s expense reimbursement agreement will be in place for no less than one year from the effective date of the Fund’s registration statement.

Response. The Trust confirms that the Portfolio’s expense reimbursement agreement will be in place for no less than one year from the effective date of the Fund’s registration statement.

4.	Comment. Please confirm if the Siebert Williams Shank Shares of the Portfolio have a minimum subsequent investment. If so, please revise disclosure accordingly.

Response. The Trust confirms that the Siebert Williams Shank Shares of the Portfolio will not have a minimum subsequent investment.

5.

Comment. On page 6 of the Amendment, the Trust includes the following disclosure: “A discussion regarding the Board of Trustees’ basis for its most recent approval of the Portfolio’s Management Agreement will be available in the Portfolio’s first annual or semi-annual report to shareholders following commencement of operations.” In connection with the SEC’s amendments regarding tailored shareholder reports, please revise such disclosure to reflect that such discussion will be filed on Form N-CSR.

Response. The Trust notes that the adopting release for the amendments related to tailored shareholder reports states that the SEC intended to eliminate the disclosure requirement cited above:

We are also adopting a conforming amendment eliminating Item 10(a)(1)(iii) of amended Form N-1A, which requires funds to include, in the SAI, a statement

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noting that a discussion regarding the basis for the board’s approval of any investment advisory contract is available in the fund’s annual or semi-annual report, as applicable, and providing the period covered by the relevant report.

See Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, SEC Release Nos. 33-11125; 34-96158; IC-34731, at fn 428 (October 26, 2022).

As discussed during a follow-up call on May 23, 2024, in light of the discussion in the adopting release, the Trust will remove the statement that “A discussion regarding the Board of Trustees’ basis for its most recent approval of the Portfolio’s Management Agreement will be available in the Portfolio’s first annual or semi-annual report to shareholders following commencement of operations.”

Please do not hesitate to contact me at (212) 404-0654 if you have any questions or wish to discuss the responses presented above.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow
Cc:	Jose J. Del Real
Kevin O’Rourke
Michael D. Mabry
Joel D. Corriero

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